

March 14, 2014

<u>Via E-mail</u>
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

>   **Re: Poage Bankshares, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 5, 2014 By Stilwell Value Partners II, L.P., Stilwell Value**
>   **Partners V, L.P., Stilwell Value Partners VII, L.P., Stilwell Activist Fund,**
>   **L.P., Stilwell Activist Investments, L.P., Stilwell Partners, L.P., Stilwell**
>   **Value LLC, Joseph Stilwell, Stephen S. Burchett and Marshall L. Steen**
>   **Additional Soliciting Materials on Schedule 14A**
>   **Filed February 24, 2014**
>   **File No. 001-35295**

Dear Ms. Parisi:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 5, 2014

1.   Please revise to indicate that the proxy statement is a preliminary copy. Refer to Rule 14a-6(e)(1). In addition, we are unable to locate your preliminary proxy card. Please file a preliminary proxy card with your amended Schedule 14A and similarly indicate that it is a preliminary copy.

2.   To the extent material to an understanding of the current disclosure by the Stilwell Group and/or the nominee's plans if elected, further supplement your disclosure to succinctly describe the items discussed in any meetings between the Company and the Stilwell

Group. Also update the filing to discuss any material further contacts the Stilwell Group has had with the Company since the filing of the preliminary proxy statement.

Proposal Number 1: Election of Directors, page 3

3.   Please disclose and quantify the effects of the election of your nominee on the Company. Disclose, for example, whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated.

4.   Please revise to clarify Mr. Burchett's "extensive management and business experience." Please also revise to clarify his "past experience in financial management and commercial transactions."

5.   We note the disclosure on page 4 regarding substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal Number 2: Advisory (Non-Binding) Vote to Approve Executive Compensation, page 4

6.   Please revise to provide support for your belief that the "Company's performance has been sub-par and that the overall level of cash compensation of the Company's executive officers is higher than is appropriate in light of this performance." Also revise to clarify what you mean by the term "sub-par". In this regard, we are unable to locate the reasons for your recommendation "elsewhere in [your] proxy materials," as indicated by your disclosure.

Other Matters, page 5

7.   The Stilwell Group refers shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We presume that the Stilwell Group is relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Stilwell Group determines to disseminate its proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise us as to the Stilwell Group's intent in this regard.

Solicitation; Expenses, page 6

8.   Disclosure indicates that the filing persons may solicit proxies by mail, e-mail; advertisement, telephone, facsimile, and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Voting and Proxy Procedures, page 8

9.   Please revise to disclose the effect of abstentions on proposals one and three. Refer to Item 21 of Schedule 14A.

10.   Please clarify whether the vote required for the election of directors is a plurality of votes cast or present. We note the different result for broker non-votes in each case.

Additional Soliciting Materials on Schedule 14A filed February 24, 2014

Item 4. Purpose of Transaction, page 11

11.   Please revise to provide support for the implication that the Company could have repurchased its "shares at a substantial discount to tangible book value" and specify what is meant by the phrase "substantial discount." Please also revise your disclosure to support your claim as to the "premium to tangible book value" at which the Company recently decided to purchase "another bank".

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, Office of Financial Services, at (202) 551-3552 with any questions. If you require further assistance, you may contact me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
        Mary Ann Frantz, Esq.